CUSIP No. 612071 10 0                                       (Page 1 of 5 Pages)




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        --------------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                          MONTANA MILLS BREAD CO., INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   612071 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Susan O'Donovan
                         2171 Monroe Avenue, Suite 205A
                            Rochester, New York 14618
                                 (585) 242-7540
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  JUNE 27, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

       Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

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CUSIP No. 612071 10 0                                       (Page 2 of 5 Pages)




                                                       13D
=====================================================================================================================
 1           NAMES OF REPORTING PERSON(S):         Susan O'Donovan

             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S):

---------------------------------------------------------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                           (a)  [ ]
                                                                                                        (b)  [X]
---------------------------------------------------------------------------------------------------------------------
 3           SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------
 4           SOURCE OF FUNDS:  PF

---------------------------------------------------------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                                                   [ ]
---------------------------------------------------------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

---------------------------------------------------------------------------------------------------------------------
   NUMBER OF             7        SOLE VOTING POWER: 1,609,026
    SHARES
 BENEFICIALLY           ---------------------------------------------------------------------------------------------
OWNED BY EACH            8        SHARED VOTING POWER: 0
   REPORTING
 PERSON WITH            ---------------------------------------------------------------------------------------------
                         9        SOLE DISPOSITIVE POWER: 1,609,026

                        ---------------------------------------------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER:  0

---------------------------------------------------------------------------------------------------------------------
 11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,189,374

---------------------------------------------------------------------------------------------------------------------
 12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                           [ ]
---------------------------------------------------------------------------------------------------------------------
 13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 53.5%

---------------------------------------------------------------------------------------------------------------------
 14          TYPE OF REPORTING PERSON: IN

=====================================================================================================================

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CUSIP No. 612071 10 0                                       (Page 3 of 5 Pages)




ITEM 1.  SECURITY AND ISSUER.

     This statement relates to shares of Common Stock of Montana Mills Bread Co., Inc. (the "Issuer"), whose principal executive office is located at 2171 Monroe Avenue, Suite 205A, Rochester, New York 14618.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) Susan O'Donovan is the Reporting Person ("Ms. O'Donovan").

     (b) Ms. O'Donovan's business address is 2171 Monroe Avenue, Suite 205A, Rochester, New York 14618.

     (c) Ms. O'Donovan is a director, officer and shareholder of the Issuer, with which she has been employed since 1996. The principal business of the Issuer is making and selling bread, bakery items and related products.

     (d) During the last five years, Ms. O'Donovan has not been convicted in a criminal proceeding.

     (e) During the last five years, Ms. O'Donovan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Ms. O'Donovan is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The consideration for the Issuer's Common Stock held by Ms. O'Donovan was cash.

ITEM 4.  PURPOSE OF TRANSACTION.

     The above securities were acquired for investment purposes only. Ms. O'Donovan has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Exchange Act; or (j) any action similar to any of those enumerated above.


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CUSIP No. 612071 10 0                                       (Page 4 of 5 Pages)




Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Ms. O'Donovan beneficially owns 4,189,374 (53.5%) shares of the Issuer's Common Stock, which number includes (i) 240,000 shares of Common Stock held by the Eugene O'Donovan Grantor Retained Annuity Trust under Agreement dated May 23, 2002, for which Ms. O'Donovan is the sole trustee, (ii) 240,000 shares of Common Stock held by the Susan O'Donovan Grantor Retained Annuity Trust under Agreement dated May 23, 2002, for which Ms. O'Donovan's spouse, Eugene O'Donovan, is the sole trustee, and (iii) 2,340,348 shares of the Issuer's Common Stock held by Eugene O'Donovan. Ms. O'Donovan disclaims beneficial ownership of the shares owned by Eugene O'Donovan and the shares held by the Susan O'Donovan Grantor Retained Annuity Trust.

     (b) Except for shares of the Issuer's Common Stock held by Eugene O'Donovan, and shares of the Issuer's Common Stock held by the Susan O'Donovan Grantor Retained Annuity Trust under Agreement dated May 23, 2002, for which Eugene O'Donovan is the sole trustee, no person other than Ms. O'Donovan, with respect to the shares of the Issuer's Common Stock which she owns of record, has the sole power to vote or direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or direct the disposition of such securities.

     (c) Transactions by Ms. O'Donovan in Shares of the Issuer's Common Stock that were effected during the past 60 days are summarized below.


          DATE OF           TYPE OF                               AMOUNT OF       PRICE PER
          TRANSACTION       TRANSACTION                           SECURITIES      SHARE ($)
          -----------       -----------                           ----------      ---------
          5/23/02           Transfer to the Susan O'Donovan       240,000 shares     -0-
                            Grantor Retained Annuity Trust
                            under Agreement dated May 23,
                            2002

          6/26/02           Gifts                                   4,000 shares     -0-

     (d) Eugene O'Donovan, in his capacity as trustee of the Susan O'Donovan Grantor Retained Annuity Trust under Agreement dated May 23, 2002, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Issuer's Common Stock held by such Trust.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE REGISTRANT.

          There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Ms. O'Donovan and any person with respect to any securities of the Issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

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CUSIP No. 612071 10 0                                       (Page 5 of 5 Pages)




                                   SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 8, 2002                     /s/ Susan O'Donovan
                                        ----------------------------------------
                                        Susan O'Donovan